UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
October 2022

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

RADA ELECTRONIC INDUSTRIES LTD.

Approval of Payment of Transaction Bonus to Mr. Dubi Sella

As previously announced, on June 21, 2022, RADA Electronic Industries Ltd. (the “Company”) entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Leonardo DRS, Inc., a Delaware corporation (“DRS”). For additional details concerning the Merger Agreement and the transactions contemplated thereby (the “Merger”) see the proxy statement furnished to the Securities Exchange Commission Israel Securities Authority and Tel Aviv Stock Exchange (“TASE”) on Form 6-K dated September 14, 2022.

At the extraordinary meeting of the Company’s shareholders, held on October 19, 2022 (the “October EGM”), the Company’s shareholders approved the Merger and several other proposals. One of the proposals submitted to the October EGM was the approval of the payment of a transaction bonus to Mr. Dubi Sella, the Company’s Chief Executive Officer (the “CEO”), in the amount of $2,000,000, contingent upon closing of the Merger (the “CEO Transaction Bonus”).

In their initial deliberations, the Company’s Audit and Compensation Committee and Board of Directors discussed the contribution of Mr. Sella to the proposed Merger, noting that the proposed CEO Transaction Bonus was not in accordance with the Company’s compensation policy for office holders that was in effect at the time. They noted that the Company’s compensation policy did not provide sufficient tools to compensate an office holder for substantial contribution to a significant transaction that required significant management resources, contribution, support and ongoing involvement. Following their review, the Company’s Audit and Compensation Committee and Board of Directors approved, and recommended that the shareholders approve, the payment of the CEO Transaction Bonus within 30 days of the closing of the Merger and determined that this resolution was for the benefit of the Company. The payment of the CEO Transaction Bonus was not approved by the requisite majority of the Company’s shareholders at the October EGM.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) permits a company’s compensation committee and board of directors to approve the terms of employment of a chief executive officer despite the objection of the shareholders to the terms of employment under special circumstances, based on detailed reasoning, after reviewing the proposed terms of employment once again and taking into account, among other issues, the objection of the shareholders. Based on the provisions of the Israeli Companies Law, following the October EGM, the Company’s Audit and Compensation Committee and thereafter, the Company’s Board of Directors met to deliberate the payment of the CEO Transaction Bonus. In their deliberations, the Company’s Audit Committee and Board of Directors discussed, among other issues, the objection of the Company’s shareholders at the October EGM, and the following considerations:

•
During his tenure as the Company’s CEO (commencing November 2016), Mr. Sella transitioned the Company to a leading global company. This transition is evidenced by, among others, fund raising of over $100 million, positive change in management, a substantial increase in the number of employees from just over 80 employees in 2016 to over 340 employees at this time and adopting a unique business model in the defense market known as “RADA-Inside”, which increased annual revenues from approximately $13 million in 2016 to over $117 million in 2021. Mr. Sella was determined to be instrumental to the exceptional 1,000% increase in value of the Company’s shares since 2016.

•
Mr. Sella has been an employee of the Company in various management positions for approximately 20 years (since 2003), has the knowledge, skills, education, expertise, experience and qualities required for the performance of the CEO position and has successfully performed as CEO for over five years. Mr. Sella’s contribution to the Company and his significant influence on its performance, growth, achievements and attainment of its short and long-term goals, is essential to the Company. Mr. Sella oversaw and significantly influenced the Company’s ongoing operations and its success in handling the challenges and crises that have arisen since his appointment as CEO and through the execution of the Merger Agreement.

•
Mr. Sella was one of the driving forces behind the advancement of the Merger, beginning with the search for potential business combination candidates and thereafter throughout the due diligence, negotiations and pre-closing process of obtaining various permits and approvals. The proposed Merger was approved by over 99% of the Company’s shareholders who voted at the October EGM. Mr. Sella is one of the key employees who was requested by DRS to continue their employment with the Company following the consummation of the Merger. Mr. Sella is also expected to become a member of the Board of Directors of the Company following the consummation of the Merger.

•
The Company’s shares commenced trading on the NASDAQ Stock Market in 1985 and on the TASE in early 2021. Over 72% of its revenues were generated from the United States (“US”) market in 2021 and the business environment that is most relevant to the Company is the US market. Therefore, the proposed bonus should be evaluated in relation to compensation terms of officers in comparable US companies.

•
The results of the shareholders vote in connection with the payment of the CEO Transaction Bonus in the October EGM reflect the support of a substantial portion of the Company’s shareholders (46.2% of the shares voted for and 53.8% voted against). In addition, from discussions held by representatives of the Audit and Compensation Committee and Board of Directors with representatives of the Company’s public shareholders and with institutional investors, it appears that these entities voted based on general, uniform and inflexible considerations included in their internal voting policies, which policies did not take into account the fact that the majority of the Company’s operations is in the US market, and did not provide the proper weight to the specific and special circumstances of the Company and the Merger and to the contribution of the CEO and the importance of the continuation of his employment with the Company.

•
The Israeli Companies Law specifically confers upon a company’s compensation committee and board of directors the right to override the resolution of the company’s shareholders and the final authority in determining the terms of employment of officers, including the chief executive officer.

In light of the above, the members of the Audit and Compensation Committee and the Board of Directors determined that the CEO Transaction Bonus is reasonable and just under the circumstances, and unanimously resolved to ratify and approve the payment of the CEO Transaction Bonus following and subject to the consummation of the Merger.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By:	/s/ Avi Israel
Avi Israel
Chief Financial Officer

Date: October 31, 2022